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                               December 7, 2023

       Joseph E. Teichman, Esq.
       Executive Vice President and General Counsel
       Lightstone Value Plus REIT II, Inc.
       1985 Cedar Bridge Avenue, Suite 1
       Lakewood, New Jersey 08701

                                                        Re: Lightstone Value
Plus REIT II, Inc.
                                                            Schedule TO-I Filed
November 28, 2023
                                                            File No. 005-94193

       Dear Joseph E. Teichman:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed November 28, 2023

       General

   1. We have noticed multiple discrepancies between the Offer conditions specified under the
                                                        heading    What are the
most significant conditions to the Offer?    in the Summary Term
                                                        Sheet and Section 6 of
the Offer to Purchase. For example,    materially impairs the
                                                        contemplated benefits
to us of the Offer    is listed as the last prong of the first condition on
                                                        page 6 of the Offer to
Purchase, but it omitted from that condition on page 16 of the Offer to Purchase. Please
revise to consistently present the Offer conditions in these two sections.
   2. In light of your disclosure of the advisory agreement with the Advisor on page 21 of the
                                                        Offer to Purchase, it
appears that you should file that advisory agreement as an exhibit to
                                                        Schedule TO. Refer to
Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.
                                                        Please revise or
advise.
 Joseph E. Teichman, Esq.
FirstName
Lightstone LastNameJoseph
           Value Plus REIT E.
                           II, Teichman, Esq.
                               Inc.
Comapany7,
December   NameLightstone
             2023          Value Plus REIT II, Inc.
December
Page 2    7, 2023 Page 2
FirstName LastName
Summary Term Sheet, page 1

3. On page 6 of the Offer to Purchase, please describe or expand to explain what constitutes the "contemplated benefits . . . of the Offer" so that stockholders may better understand the scope of your Offer and the relevant conditions.
4. On page 6 of the Offer to Purchase, you have included a condition that will be triggered
         by    any general suspension of trading in, or limitation on prices for, securities on any U.S.
         national securities exchange or in the over-the-counter market.
Please revise to explain
         what would be considered a limitation on prices for securities on any U.S. national securities exchange or in the over-the-counter market, or delete this language.
Withdrawal Rights, page 15

5.       Refer to the following disclosure made on page 15 of the Offer to
Purchase:    Stockholders
         may also withdraw Shares tendered at any time on or after January 21, 2024 if their Shares
         have not been accepted for payment before that time.    It does not
appear that January 21,
         2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of this
         Offer. Please revise or advise.
Conditions of the Offer, page 16

6. On page 17 of the Offer to Purchase, you have included a condition that will be triggered
         by    the commencement or escalation of war, armed hostilities or other international or
         national calamity, including, but not limited to, an act of terrorism directly or indirectly
         involving the United States.    Given the current ongoing hostilities,
please explain what is
         meant by    indirectly involving the United States    for purposes of
this condition so that
         stockholders can better understand its scope.
7.       Refer to the following statement made on page 18 of the Offer to
Purchase:    If any of the
         [Offer] conditions referred to above is not satisfied, we may . . . delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of
         the conditions to the Offer.    All conditions to an offer, except
conditions relating to the
         receipt of governmental approvals necessary to consummate the offer, must be satisfied or waived as of expiration. Please revise this statement to remove the implication that you may lawfully delay acceptance for payment for reasons other than satisfying Offer conditions involving the receipt of government approvals, or advise.
8. Refer to the following sentence in the last paragraph of this section on page 18 of the
         Offer to Purchase: "Our failure to timely to [sic] exercise any of the foregoing rights may be deemed a waiver of that right." If a bidder waives an offer condition, it must do so promptly and with timely notice of the waiver to target security holders; it should not, consistent with its obligation to inform target security holders of changes to the terms of the offer, seek to waive an offer condition by failing to timely assert it. Please confirm your understanding in your response letter.
 Joseph E. Teichman, Esq.
Lightstone Value Plus REIT II, Inc.
December 7, 2023
Page 3
Recommendation, page 27

9. Please revise this section to explain how the Company set the Offer price at $6.00 per
         Share, other than simply reflecting a premium to the West 4 Offer price. If the Company considered trading prices of the Shares in the secondary markets in setting the Offer price, please revise accordingly. If it did not consider secondary market trading prices, expand to explain why it did not do so.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032 or Eddie Kim at 202-679-6943.



FirstName LastNameJoseph E. Teichman, Esq.                     Sincerely,
Comapany NameLightstone Value Plus REIT II, Inc.
                                                               Division of
Corporation Finance
December 7, 2023 Page 3                                        Office of
Mergers & Acquisitions
FirstName LastName